CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
August 10, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-14901

Dear Ms. Jenkins:

Based upon our telephonic meeting with certain members of the staff of the U.S. Securities and Exchange Commission (the "Commission") on July 24, 2012 regarding impairment testing of the shallow oil and gas assets of the Company, CONSOL Energy (the "Company" or "we" or "our") is providing the following information relative to those areas where you requested additional information.

Impairment of Long-Lived Assets,

1.	Describe in detail why the Company believes the shallow oil and gas segment meets the definition of a “field” under Regulation S-X Rule 4-10.

The following information is provided to supplement written responses previously provided to the Commission regarding our application of the provisions of Regulation S-X Rule 4-10, as discussed during our telephonic conversation with you.

Our producing shallow oil and gas wells are all located in the Appalachian Basin, primarily in West Virginia and Pennsylvania, targeting the continuous unconventional accumulations which are discussed below in the excerpt from the USGS Assessment of Appalachian Basin Oil and Gas Resources: Devonian Shale-Middle and Upper Paleozoic Total Petroleum System:

“Oil and gas resources are commonly divided into two distinct types, conventional and continuous (unconventional). Conventional resources are characterized by discrete structural, stratigraphic, or combination traps, in which water and gaseous and liquid hydrocarbons are separated into layers by their immiscibility and relative buoyancies. In contrast, continuous accumulations are regional stratigraphic accumulations of hydrocarbons, generally gas, which commonly occur in blanket-like sedimentary deposits such as coal (coalbed methane), shales rich in organic material, and low porosity (tight) basin-center sandstones (Schmoker, 1995, 1999, 2002). These regional continuous accumulations are not segregated into discrete fields that exhibit gravity segregation of hydrocarbons and water. Instead, continuous accumulations produce hydrocarbons, if only in small amounts, wherever they are drilled. In the Appalachian basin, continuous accumulations commonly consist of multiple (multi-storied) sedimentary units that are amalgamated into larger stratigraphic units of regional extent, such as coal beds, sandstone units, or shale beds, in which multiple zones may be drilled, perforated, and completed within a single well.”

In addition to the information provided in our prior response, based on the USGS assessment that the continuous unconventional accumulations in the basin are not segregated into discrete fields at a lower level than coal beds, sandstone units (i.e., shallow oil and gas units), or shale beds, we have concluded that the oil and gas reservoirs within our shallow oil and gas segment constitute one geological structure and stratigraphic condition and, therefore, a single field per Regulation S-X 4-10.

2.	Discuss why the Company believes the segment represents the lowest level of identifiable cash flows for impairment testing. Additionally, discuss the interconnectivity of the gathering system.

According to ASC 360-10-55-35, determining the lowest level of identifiable cash flows requires considerable judgment. In previous responses, management outlined the material cash flow attributes that management considered in arriving at the conclusion that the segment level is the lowest level of identifiable cash flows. All of gas revenues and the majority of operating costs cannot be specifically identified to individual wells; therefore, allocation methodologies must be heavily utilized. The information presented below provides a more expansive discussion of the cash flow characteristics which are not specifically identifiable to a lower level other than through the use of allocation methodologies.

Cash Inflows:

Gas production is contracted to sell based on hydrocarbons. These sales contracts are not tied to a specific well, group of wells, or target strata (shallow oil and gas, Marcellus, CBM, etc.), nor are there sales price differentials related to any of these criteria. In addition, currently, all of our gas production is limited to dry gas and does not include natural gas liquids or substantive quantities of oil. CONSOL's sales contracts require a specific volume to be delivered to an interstate pipeline. The quantities are delivered into the interstate pipelines and transferred into “pools”. Quantities are not contracted at production receipt points into the interstate pipelines. The quantities are not field or well specific and are not associated to gas from specific strata.  The quantities are contracted to be pipeline quality and the sale is made to a customer via what is referred to as a “pool'', or aggregation of volumes from multiple production sources. Customers purchase from the “pool” and take physical delivery of the gas anywhere along the pipeline, not from a specific geographical physical point where the gas was delivered to the pipeline

The gas marketing processes described above results in an allocation methodology which is a top-down approach in order to assign sales to a specific segment. Beginning with total revenue (sales prices received), sales dollars are allocated back to wells within a segment to meet various reporting requirements.

Cash Outflows:

Operational overview:

The cost collection process for expenses related to shared and common facilities follows the operational management structure of the company. The gas assets in the Appalachian Basin are delineated into four operating regions: Central PA or “CPA” (headquartered in Indiana, PA), Southwestern PA or “SWPA” (headquartered in Waynesburg, PA), West Virginia (headquartered in Jane Lew, WV), and Virginia (headquartered in Bluefield, WV). The boundaries of these operations are defined by county lines and not by the connectivity of the wells. For example, a well physically located in CPA may flow into a final sales meter physically located in SWPA operations along with other volumes produced within the SWPA operations. The personnel at each of these locations are responsible for the management of well production and gathering infrastructure maintenance for all wells located in the operating region regardless of the segment. For example, the Central PA operating region manages CBM, shallow oil and gas, and Marcellus wells.

Joint costs for common gathering and support facilities:

Our shallow oil and gas segment has a complex gathering system.  Production from our shallow oil and gas wells are gathered in one of the following manners:

•	through low pressure lines without compression that typically flow into a third party system,

•	through wholly-owned low pressure systems with compression,

•
through wholly-owned high pressure systems which transport multiple gas segment hydrocarbons (i.e., Marcellus (i.e. horizontal) and shallow Oil and gas (i.e. vertical) wells flowing into the same pipeline.)

Costs related to the gathering systems and other common infrastructure are accumulated at the operational region levels. Examples of these costs include;

•	Salary and wage related expenses for operational personnel engaged in direct labor, equipment rental expenses, power expenses and various other costs for compression and gathering.

•
Costs associated with direct administrative overhead. Examples of these costs include engineering, production measurement and geological personnel salary and wage related expenses, field office expenses, and various other costs.

•
Firm transportation expense is a major component of gathering costs which is also allocated using a top-down approach. Corporate marketing personnel procure firm transportation volumes with major interstate pipelines for a fixed cost per unit delivered.

These costs are accumulated at the operational region level and are then allocated in a top-down approach to the various strata types based on the percentage of production from each strata within that region.

Conclusion:

As evidenced by the discussion above, the shallow oil and gas segment meets the definition of a field under S-X 410, the gathering system is a shared infrastructure, and revenues as well as a large component of the cash outflows are not specifically identifiable to individual assets. As a result of the nature and significance of pooled revenues and costs, significant allocations are necessary to perform an impairment analysis of our productive assets. After considering the preponderance of evidence, the Company has concluded that the segment level is the most appropriate, meaningful level for purposes of determining the lowest level of identifiable cash flows for impairment testing. This level is also consistent with the level at which costs are aggregated and depleted over the productive life of the underlying reserves. The Company acknowledges that one could argue for a different level of analysis which could be achieved by employing additional and or different allocation methodologies; however, we believe that the preponderance of evidence favors an impairment testing approach at the segment level.

Additionally, given the allocations that would be necessary to perform an impairment analysis at a level lower than our identified segments and given that those allocations would be performed using production data, we believe that pushing segment cost information down to a lower level for purposes of such an analysis would not impact our assessments or conclusion as it relates to the potential impairment of the related assets.
________________________

Based on the responses provided, we believe the Company has satisfied the staff's request.

Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer